Exhibit 99.7

May 11, 2020

Message from the CEO and President

Maverix had a strong year in 2019 as the business continued record growth. We achieved a record of 24,000 attributable gold equivalent ounces (GEOs) and continued to grow GEOs per share, which is an important metric for us. This growth was aided by the ramp up of Hope Bay, Moss, and Florida Canyon and the completion of three acquisitions. The largest acquisition was the US$74 million transaction with Kinross Gold Corporation (Kinross) where we acquired its portfolio of 24 royalties. The Kinross portfolio acquisition increased cash flow and the portfolio also included royalties on many well-known projects that span the spectrum of development. Maverix now has a well balanced portfolio of cash flowing assets, interests in near-term development projects, and long-term optionality (by way of interests in exploration stage projects). The portfolio should allow shareholders to benefit significantly from the successes of our operating partners along with a rising gold price.

The management team and our internal systems were also strengthened significantly in 2019. Brendan Pidcock joined our technical team in August as Senior Director, Evaluations to help us ensure that we have a solid technical understanding of our current and future paying assets. Ryan McIntyre joined our leadership team in November as President, bringing with him a notable track record in the mining industry. These additions will significantly bolster our corporate development activities and processes while ensuring that we continue to meet our stakeholders’ objectives as we become a larger organization. The expansion of the team’s capabilities should continue to ensure that our business remains sound as we continue to grow.

Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. We continue to expect that per share value will increase from organic growth and acquisitions. We anticipate deriving organic growth in the portfolio from our interest in, currently, non-paying assets that are in various stages of advancement and located in mining friendly jurisdictions. Our acquisition strategy remains focused on assets in countries with a strong rule of law, that are producing or possess a clear path to production, potential to expand, and preferably have experienced operators with a record of success.

Maverix’s senior management continues to monitor and assess the potential impacts of the COVID -19 outbreak on its employees and business. Thankfully, we can report that none of our employees have tested positive or reported having symptoms associated with COVID-19. However, we are aware of two operations located in Mexico (La Colorada and San Jose) that are temporarily suspended due to government restrictions imposed because of COVID-19. The restrictions in Mexico are likely to ease and the mines could be operational soon, but we cannot rule out future disruptions to these or to other operations where we have an interest.

Despite everything that is going on in the world Maverix remains focused on ensuring its business is sustainable and continues to grow and move forward. With a portfolio of over 100 assets in countries around the world, 13 of which are currently paying, Maverix’s revenue is well diversified. It has been a good test for our team, processes and systems, which are robust and continue to improve. As always, we will continue to manage the business prudently and adjust as circumstances change. We expect 2020 to be another busy year where we continue to strengthen the organization in all areas.

Thank you to our shareholders for your continued support and to our operating partners for their dedication and hard work.

Sincerely,

“Daniel O’Flaherty”	“Ryan McIntyre”

Daniel O’Flaherty – CEO	Ryan McIntyre – President